UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), is furnishing this Amendment No. 1 (the “Amendment No. 1”) on Form 6K/A to amend its Report on Form 6-K for the month of June, 2025 (the “Original Form 6-K”), which was originally furnished with the Securities and Exchange Commission (“SEC”) on September 18, 2025.

This Amendment No. 1 is being filed solely to clarify that the information in the Original Form 6-K (including the exhibits thereto) is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286042), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Other than as indicated below, the information in this Amendment No. 1 (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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Incorporation by reference

This report on Form 6-K/A is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 16, 2025, Davis Commodities Limited (the “Company”) received a notification from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) stating that the Company will be afforded an additional 180 calendar day period (or until March 16, 2026) to regain compliance with Nasdaq’s minimum bid price requirement.

As previously disclosed, on March 19, 2025, the Company received a notice from Nasdaq stating that, for the 30 consecutive business days ending March 18, 2025, the closing bid price for the Company’s ordinary shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded an initial 180-day period to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event the Company did not regain compliance within the initial 180-day period, the Company could be eligible for additional time.

The Company did not regain compliance with the minimum bid price requirement during the initial 180-day period. However, Nasdaq determined that the Company was eligible for the additional 180-day period within which to regain compliance. In order to regain compliance, the bid price for shares of the Company’s ordinary shares must close at $1.00 per share or more for a minimum of ten consecutive business days. The Company intends to cure the deficiency during the additional 180-day period by effecting a reverse stock split, if necessary.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: January 13, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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